Bulletin

Filed by Knoll, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Knoll, Inc.

Commission File No.: 001-12907

Date: April 19, 2021

April 19, 2021

To:

All Knoll Constellation Associates

From:

Andrew B. Cogan

Chairman and CEO

Knoll, Inc.

Moving Forward

Knoll and Herman Miller to Combine

Moments ago, we issued a press release announcing that Knoll and Herman Miller will combine to create the preeminent leader in modern design, catalyzing the transformation of the home and workplace. This transaction, which has been approved by the Knoll Board of Directors, will be a seismic event for our industry, and I truly believe, it will enable the combined entity to thrive in the years ahead in a way that neither of us could have done on our own.

Knoll and Herman Miller share strongly rooted design-driven cultures, overlapping histories, complementary product and geographic strengths, and a shared commitment to building more sustainable, diverse and inclusive enterprises. By joining forces, we will double the benefits received as clients accelerate their return to work plans as well as expand our exposure to residential and e-commerce opportunities. As a larger and more global design powerhouse, the opportunities for all associates will be greater than ever. Our shareholders will receive $11.00 in cash and .32 shares of Herman Miller common stock for each share of Knoll common stock they own. The transaction terms imply a purchase price of $25.06 per share, representing a 45% premium to the Knoll closing share price on Friday, April 16, 2021.

Throughout our history, Knoll has always anticipated and responded to emerging trends. With our strong residential roots, we worked successfully in Europe and North America to expand the distribution channels for our KnollStudio designs, most recently expanding our own direct to consumer capabilities. We acquired HOLLY HUNT to deepen our relationship with to-the-trade designers and high-end consumers. And over the past decade, with the resimercialization of the workplace and the blurring of the boundaries between the way we live and work, innovative designs like Rockwell Unscripted and acquisitions like Muuto, allowed Knoll to thrive in the pre-pandemic world. Fortuitously, in 2019, we acquired Fully, which allowed us to directly serve work from home and small to mid-size business clients just before demand for work from home set-ups exploded. Additionally, we took important steps to substantially rationalize our fixed-cost infrastructure and plant foot print to reduce our costs in trying to keep those in line with a shrinking office market.

However, in our industry, scale and efficiency matter. Together with Herman Miller, we will have the scale, resources, brands and ambition to better foster growth in a changing industry, while being better positioned to serve our clients across the spectrum. With Herman Miller, we can build the most profitable and comprehensive global workplace enterprise while accelerating the impact of our investments in digital and residential furnishings. And it will create significant opportunity for our people and investors.

No doubt, this is a bittersweet moment for many of us. We’ve always prized our independence and place in the pantheon of great brands. We’ve put our hearts and souls into building an entrepreneurial constellation of brands with the best leaders around the world, and we’ve always been clear-eyed in doing the right thing for the greater good of Knoll. The quality of all our people, our relentless commitment to our clients and the design community, and the legacy of our iconic designs has always shined and, I have no doubt, will continue to do so.

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The combination of great salesmanship and design that Hans and Florence seeded in our DNA is forever, and the belief that design can substantially improve the quality and beauty of ones’ lives is a core value that will only be amplified in our new combination.

Today’s announcement begins a roughly 3-to-4-month process until the combination will take effect. In that time, we will be seeking various regulatory and shareholder approvals, but Knoll will continue to operate as an independent company. I realize that there will be a fair amount of uncertainty as we work out the details around bringing the two businesses together. The best thing we can do is not become distracted by things we can’t control and do what we do best – support our clients, the design community and dealers as organizations implement their back to work plans and meet consumers’ needs as they invest in their living spaces.

When the transaction closes, I plan to depart from Knoll. Andi Owen, Herman Miller’s current President and Chief Executive Officer, will assume this role for the combined company. With your continued commitment to our clients and most importantly each other, I am as confident as ever that Knoll will soar. It has been an honor of a lifetime to work with all of you and lead this great design-driven brand forward. Thank you for your com-mitment and partnership over the past three decades.

Onward!

Andrew Cogan

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Knoll, Inc. (the “Company”) and Herman Miller, Inc. (“Herman Miller”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Herman Miller’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Herman Miller to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Herman Miller does business, or on the Company’s or Herman Miller’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Herman Miller to successfully integrate the Company’s operations; the ability of Herman Miller to implement its plans, forecasts and other expectations with respect to Herman Miller’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Herman Miller’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Herman Miller’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Herman Miller undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

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No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Herman Miller intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Herman Miller and that also constitutes a prospectus of Herman Miller. Each of the Company and Herman Miller may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/ prospectus or registration statement or any other document that the Company or Herman Miller may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Herman Miller. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Herman Miller and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Herman Miller will be available free of charge on Herman Miller’s website at https://investors.hermanmiller.com/sec-filings or by contacting Herman Miller’s Investor Relations department at investor@hermanmiller.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://knoll.gcs-web.com/sec-filings or by contacting the Company’s Investor Relations department at Investor_Relations@knoll.com.

Participants in the Solicitation

The Company, Herman Miller and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Herman Miller, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Herman Miller’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and Herman Miller’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by Herman Miller with the SEC on July 17, 2020. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/ prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Herman Miller using the sources indicated above.

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